

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via E-mail
Ronald B. Freeman
Vice President-Finance and Chief Financial Officer
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Black Mountain, North Carolina 28711

> **Re:** **Ingles Markets, Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 15, 2013**
> **File No. 333-190895**

Dear Mr. Freeman:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Procedures for Tendering, page 22

1.   Please further revise the holder representations on page 23 to state that the holder does not intend to engage in a distribution of the registered notes.

2.   Please further revise the disclosure on page 23 to state that all conditions to tender must be satisfied or waived <u>prior</u> to the expiration of the offer. Please see Exchange Act Rule 14e-1(c).

Item 21. Exhibits and Financial Statement Schedules, page II-2

3.   We note that you have not filed updated Exhibits 99.2, 99.3 or 99.4. Please confirm that you will update such exhibits (for example, each gives the expiration time of the offer as 5:00 p.m., New York City time) and allow for sufficient time for our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gerald L. Baxter, Esq.